SECOND CERTIFICATE OF AMENDMENT
TO THE SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
THE BEAUTY HEALTH COMPANY

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

The Beauty Health Company (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”), does hereby certify as follows:

1.The name of the Corporation is The Beauty Health Company. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on July 8, 2020. An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on September 28, 2020. A Second Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on May 4, 2021 (the “Second Amended and Restated Certificate of Incorporation”). A Certificate of Amendment was filed in the office of the Secretary of State of the State of Delaware on June 6, 2024 (the “First Certificate of Amendment”).

2.This Second Amendment to the Second Amended and Restated Certificate of Incorporation amends the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended by the First Certificate of Amendment.

3.Article XI of the Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended in its entirety to read as follows:

“The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate (including any Preferred Stock Designation), in the manner now or hereafter prescribed by this Second Amended and Restated Certificate and the DGCL, and, except as set forth in Article VIII, all rights, preferences and privileges herein conferred upon stockholders, directors or any other persons by and pursuant to this Second Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article XI. Notwithstanding anything to the contrary contained in this Second Amended and Restated Certificate, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no provision of Article V, Section 7.1, Section 7.3, Article VIII, Article IX, Article X and this Article XI may be altered, amended or repealed in any respect, nor may any provision or bylaw inconsistent therewith be adopted, unless, in addition to any other vote required by this Second Amended and Restated Certificate or otherwise required by law, such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.”

4.The foregoing amendment was duly adopted was duly adopted by the Board of Directors of the Corporation (the “Board”) and the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the DGCL.

5.This Second Certificate of Amendment shall be effective upon filing with the Secretary of State of the State of Delaware.
* * * * *

IN WITNESS WHEREOF, the Corporation has caused this Second Certificate of Amendment to be executed by the undersigned duly authorized officer this 6th day of June, 2024.

THE BEAUTY HEALTH COMPANY

By:	/s/ Brenton L. Saunders

Name: Brenton L. Saunders
Title: Chairman of the Board